Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

YRC Worldwide Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, incorporated by reference herein.

Our report on the consolidated financial statements refers to a change in the method of accounting for Leases in 2019 due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases. Our report on the consolidated financial statements also refers to a change to the method of accounting for the recognition of revenue in the 2018 consolidated financial statements due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Kansas City, Missouri

November 2, 2020